755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018 TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,

SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

December 12, 2008		Writer’s Direct Contact

Telephone: 650.813.5640
Telefacsimile: 650.251.3745
SThau@mofo.com

Via Facsimile and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:	DURECT Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 and Form 10-Q for the Quarterly Period Ended September 30, 2008, File Number 000-31615

Dear Mr. Rosenberg:

On behalf of DURECT Corporation (the “Company”), this letter acknowledges receipt of your letter dated December 2, 2008. The Company is in the midst of its year-end activities, including drafting its annual report on Form 10-K for the fiscal year ended December 31, 2008. As part of this process, the Company is reviewing your letter and intends to include additional information, where appropriate, in its Form 10-K. Consistent with the Company’s timeline for preparing its Form 10-K, the Company respectfully anticipates providing a written response to your letter during January 2009.

Sincerely,

/s/ Stephen Thau
Stephen B. Thau

cc:	Matthew J. Hogan, DURECT Corporation